SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                            Commission File Number =

                    NOTIFICATION OF LATE FILING OF FORM 10-Q

For the Period Ended: September 30, 2002

                         Part 1. Registrant Information

                  AMERICAN INTERNATIONAL PETROLEUM CORPORATION
                            (Full name of registrant)

               2950 North Loop West, Suite 1000, Houston, TX 77092
                     (Address of Principal executive office)

                        Part II. Rule 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject quarterly report on Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. Narrative

      State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period:

      Unexpected staffing limitations incurred subsequent to the end of the Registrant's fiscal quarter ended September 30, 2002, have caused the Registrant to incur delays in the completion of its consolidated financial statements for such fiscal quarter and other disclosures required by Form 10-Q. These delays did not allow sufficient time for the review of the Registrant's financial statements by its independent auditors, as required by the Sarbanes-Oxley Act of 2002.

      It should be noted that the timeliness of the filing of the Registrant's Form 10-Q was in no way affected by the certification requirements of such Act.

                           Part IV. Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

                  Denis J. Fitzpatrick                 (713) 802-0087
                        (Name)                       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 |_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  AMERICAN INTERNATIONAL PETROLEUM CORPORATION
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2002                  By:  /s/ Denis J. Fitzpatrick
                                              -------------------------
                                         Title: Chief Financial Officer

      Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

      Intentional misstatements or omission of fact constitute Federal criminal violations (see 18 U.S.C. 1001).